PROSPECTUS SUPPLEMENT to Prospectus dated March 31, 2006	Filed pursuant to Rule 424(b)(5) Registration File No. 333-132369

PALATIN TECHNOLOGIES, INC.

13,750,000 Shares of Common Stock

        We are offering 13,750,000 shares of our common stock.

        Our common stock is listed on The American Stock Exchange under the symbol PTN. On February 12, 2007, the closing price of our common stock was $2.29 per share.

        Investing in our stock involves a high degree of risk. You should purchase these securities only if you can afford to lose your entire investment. See “Risk Factors” on page 7 of this prospectus supplement.

		Underwriting
		Discounts and	Proceeds, Before
	Price to Public	Commissions	Expenses, to Us

Per Share	$2.00	$0.11	$1.89
Total	$27,500,000	$1,512,500	$25,987,500

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

        The shares will be ready for delivery on or about February 15, 2007.

Pacific Growth Equities, LLC

The date of this prospectus supplement is February 13, 2007.

ABOUT THIS PROSPECTUS SUPPLEMENT

        This prospectus supplement and the accompanying prospectus are part of a shelf registration statement on Form S-3 that we filed with the Securities and Exchange Commission (the “SEC”). This prospectus supplement describes the specific details regarding this offering, including the price, the amount of securities and the method of distribution. The accompanying prospectus provides general information about us, some of which, such as the section entitled “Plan of Distribution,” may not apply to this offering. If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement. You should read both this prospectus supplement and the accompanying prospectus together with the additional information about us in the section entitled “Incorporation of Information by Reference.”

        You should rely only on the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. We have not authorized anyone to provide you with different information. We are not making an offer to sell or seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

        The information in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is complete and accurate as of the date of this prospectus supplement, but may have changed since that date.

        This prospectus supplement and the accompanying prospectus are only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (referred to in this paragraph as the Order) or (iii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Order (all such persons together being referred to in this paragraph as “relevant persons”). The shares of our common stock covered by this prospectus supplement and the accompanying prospectus are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares of common stock will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus supplement, the accompanying prospectus, the documents incorporated by reference or any of their contents.

        This prospectus supplement and the accompanying prospectus has been prepared on the basis that all offers of shares of our common stock will be made pursuant to an exemption under the Prospectus Directive, as implemented in member states of the European Economic Area, from the requirement to produce a prospectus for offers of shares of common stock. Accordingly any person making or intending to make any offer within the European Economic Area of the shares of our common stock covered by this prospectus supplement and the accompanying prospectus should only do so in circumstances in which no obligation arises for us or the underwriters to produce a prospectus for such offer. Neither we nor the underwriter have authorized, nor do we authorize, the making of any offer of the shares of our common stock covered by this prospectus supplement and the accompanying prospectus through any financial intermediary, other than offers made by the underwriter which constitute the final placement of the shares of common stock covered by this prospectus supplement and the accompanying prospectus.

PROSPECTUS SUMMARY

        This is a summary of our business and this offering. For a more complete understanding of our business and this offering, you should read this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference.

Overview

        We are a biopharmaceutical company focused on discovering and developing targeted, receptor-specific small molecule and peptide therapeutics. Our proprietary drug development pipeline is based primarily on melanocortin (“MC”)-based therapeutics, and we believe we are a leader in this fast growing area of pharmaceutical research and development. Therapeutics affecting the activity of the MC family of receptors may have the potential to treat a variety of conditions and diseases, including sexual dysfunction, obesity and related disorders, cachexia (extreme wasting, generally secondary to a chronic disease), skin pigmentation and inflammation.

        In August 2004, we entered into a collaborative development and marketing agreement with King Pharmaceuticals, Inc. (“King”), a specialty pharmaceutical company, to jointly develop and commercialize bremelanotide (formerly known as PT-141), our nasally administered MC-based peptide presently in Phase 2 clinical development for two distinct indications, male erectile dysfunction (“ED”) and female sexual dysfunction (“FSD”). Pursuant to the terms of the agreement, we and King share all collaboration development costs, marketing costs and net profits derived from net sales of bremelanotide in North America based on an agreed percentage. We and King currently plan to seek a commercialization partner for bremelanotide for territories outside of North America. We have the option to create, with King, a urology specialty sales force to co-promote the product in the United States if the product is successfully developed and commercialized.

        As described in the section entitled “Recent Developments” on page 5, we have entered into an exclusive global licensing and research collaboration agreement with AstraZeneca AB (“AstraZeneca”) to discover, develop and commercialize small molecule compounds that target MC receptors for treatment of obesity, diabetes and related metabolic syndromes. We are also in the process of identifying natriuretic peptide clinical candidate compounds for the treatment of chronic congestive heart failure (“CHF”) and acutely decompensated CHF.

        In December 2005, we voluntarily suspended the sales, marketing and distribution of NeutroSpec®, our proprietary radiolabeled monoclonal antibody product for imaging and diagnosing equivocal appendicitis, and recalled all existing customer inventories. NeutroSpec, which was approved for marketing by the United States Food and Drug Administration in July 2004, was marketed and distributed by our strategic collaboration partner, Tyco Healthcare Mallinckrodt (“Mallinckrodt”). All ongoing clinical trials of NeutroSpec have been suspended. We and Mallinckrodt are evaluating future development and marketing activities involving NeutroSpec.

        Key elements of our business strategy include: entering into alliances and partnerships with pharmaceutical companies to facilitate the development, manufacture, marketing, sale and distribution of product candidates we are investigating; expanding our pipeline through the utilization of our MC expertise and patented drug discovery platform; acquiring synergistic products and technologies; and partially funding our development and discovery programs with the cash flow from our collaboration and licensing agreements.

Recent Developments

        AstraZeneca Agreement. On January 30, 2007, we entered into an exclusive global licensing and research collaboration agreement with AstraZeneca to discover, develop and commercialize small molecule compounds that target MC receptors for treatment of obesity, diabetes and related metabolic syndromes. The collaboration is based on our MC receptor obesity program and includes access to compound libraries, core technologies and expertise in MC receptor drug discovery and development.

        Under the terms of the agreement, we will receive an upfront payment of $10 million from AstraZeneca. We are eligible for milestone payments totaling up to $300 million, with up to $180 million contingent upon development and regulatory milestones and the balance on achievement of sales targets. If one or more products are approved, we will also receive royalties on sales of approved products. AstraZeneca will assume responsibility for product commercialization, product discovery and development costs, with both companies contributing scientific expertise in the research collaboration.

Other Information

        We incorporated in Delaware in 1986 and commenced operations in the biopharmaceutical area in 1996. Our corporate offices and research and development facility are located at 4C Cedar Brook Drive, Cranbury, New Jersey 08512 and our telephone number is (609) 495-2200. We maintain an Internet site at http://www.palatin.com, where among other things, we make available free of charge on and through this website our Forms 3, 4 and 5, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) and Section 16 of the Securities Exchange Act of 1934 (the “Exchange Act”) as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. We are not incorporating the information on our website into this prospectus supplement, and you should not consider it part of this prospectus supplement.

THE OFFERING

Common stock outstanding before the offering	71,177,712 shares

Common stock offered under this prospectus supplement	13,750,000 shares

Common stock to be outstanding after the offering	84,927,712 shares

Use of proceeds	We intend to use the net proceeds from the sale of our common stock for general corporate purposes, including clinical trials, research and development expenses and general and administrative expenses. See “Use of Proceeds.”

The 71,177,712 shares of common stock outstanding before the offering do not include:

•	6,457,457 shares issuable upon exercise of stock options at a weighted average exercise price of $2.92 per share;

•	1,902,597 shares reserved for issuance under our 2005 Stock Plan;

•	975,000 shares reserved for issuance under our 2005 Stock Plan upon vesting of performance-based stock grants;

•	9,053,476 shares issuable upon exercise of warrants at a weighted average exercise price of $2.56 per share; and

•	385,984 shares issuable upon conversion of our Series A convertible preferred stock.

PRICE RANGE OF COMMON STOCK

        The table below provides, for the fiscal quarters indicated, the reported high and low sales prices for our common stock on the American Stock Exchange (the “AMEX”) since July 1, 2004.

	HIGH	LOW
FISCAL YEAR ENDED JUNE 30, 2005:
First Quarter	$4.25	$2.52
Second Quarter	2.97	2.35
Third Quarter	2.57	2.03
Fourth Quarter	2.24	1.70
FISCAL YEAR ENDED JUNE 30, 2006:
First Quarter	2.36	1.85
Second Quarter	4.03	1.96
Third Quarter	3.72	2.67
Fourth Quarter	2.88	1.95
FISCAL YEAR ENDING JUNE 30, 2007:
First Quarter	2.50	1.71
Second Quarter	3.03	1.85
Third Quarter through February 12, 2007	4.00	1.75

        Our common stock has been quoted on the AMEX under the symbol PTN since December 21, 1999.

RISK FACTORS

        Except for the historical information contained in this prospectus supplement or the accompanying prospectus or incorporated by reference, this prospectus supplement (and the information incorporated by reference in this prospectus supplement and the accompanying prospectus) contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed here or incorporated by reference. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section entitled “Risk Factors” beginning on page 7 of the accompanying prospectus and in the information incorporated by reference.

        Investment in our stock involves a high degree of risk. You should consider carefully the risk factors, as well as other information in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference, before purchasing shares. Each of these risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our stock.

FORWARD-LOOKING STATEMENTS

        Statements in this prospectus supplement, the accompanying prospectus and documents incorporated by reference, as well as oral statements that our officers, directors, or employees acting on our behalf may make, that are not historical facts, constitute “forward-looking statements,” which we make pursuant to the safe harbor provisions of Section 21E of the Exchange Act. These forward-looking statements do not constitute guarantees of future performance. Investors are cautioned that statements which are not strictly historical statements, including, without limitation,

•	future financial performance,
•	management's plans and objectives for future operations,
•	clinical trials and results,
•	product plans and performance,
•	management's assessment of market factors and
•	statements regarding our strategy and plans and those of our strategic partners,

constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from our historical results or from any results expressed or implied by forward-looking statements. Our future operating results are subject to risks and uncertainties and are dependent upon many factors, including, without limitation, the risks identified under the caption “Risk Factors” in the accompanying prospectus, and in our other SEC filings. The statements we make in this prospectus supplement are as of the date of this prospectus supplement. We will not revise these forward-looking statements to reflect events or circumstances after the date of this prospectus supplement or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

        We estimate that the net proceeds from the sale of shares of our common stock will be approximately $25,512,000. Net proceeds will consist of the total proceeds from the sale of shares of our common stock less underwriting commissions and other expenses of the offering.

        We will use the net proceeds from the sale of shares of our common stock for general corporate purposes, including clinical trials, research and development expenses and general and administrative expenses. We have not determined the amounts we plan to spend on any of the areas listed above or the timing of these expenditures. As a result, our management will have broad discretion to allocate the net proceeds from this offering. From time to time, we evaluate the possibility of acquiring businesses, products and technologies, and we may use a portion of the proceeds as consideration for acquisitions, although we do not currently anticipate any acquisitions. Pending use, we may invest the net proceeds in interest-bearing securities.

DILUTION

        Our net tangible book value as of December 31, 2006 was $4,774,202, or approximately $0.07 per share of common stock. Net tangible book value per share represents total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of common stock in this offering and the net tangible book value per share of our common stock immediately after the offering. After giving effect to the sale of shares of our common stock in this offering at the public offering price of $2.00 per share, and after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of December 31, 2006 would have been approximately $30,286,202 or $0.36 per share. This represents an immediate increase in net tangible book value of $0.29 per share to existing stockholders and an immediate dilution in net tangible book value of $1.64 per share to purchasers of common stock in this offering.

CAPITALIZATION

        The following table sets forth our capitalization as of December 31, 2006 on an actual basis, and pro forma as adjusted to reflect the sale of the 13,750,000 shares of common stock which we are offering, less the underwriting commissions and our estimated offering expenses. You should read the information in this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the accompanying notes incorporated by reference in this prospectus supplement and in the accompanying prospectus.

	December 31, 2006
	Actual	Pro Forma As Adjusted
	(unaudited)
	(in thousands)
Stockholders' equity:
Preferred stock, $0.01 par value, 10,000,000 shares authorized:
Series A Convertible; 9,997 shares issued and outstanding,
actual and pro forma as adjusted	$ -	$ -
Common stock, $0.01 par value, 150,000,000 shares authorized:
71,177,712 shares issued and outstanding, actual; 84,927,712 shares issued and outstanding, pro forma as adjusted	712	849
Additional paid-in capital	179,492	204,867
Accumulated other comprehensive loss	(52)	(52)
Accumulated deficit	(175,370)	(175,370)
Total stockholders’ equity	$ 4,782	$ 30,294

UNDERWRITING

        We have entered into an underwriting agreement with Pacific Growth Equities, LLC with respect to the shares being offered by this prospectus supplement. Subject to the terms and conditions stated in the underwriting agreement, we have agreed to sell to Pacific Growth Equities, LLC, as underwriter, and Pacific Growth Equities, LLC has agreed to purchase from us 13,750,000 shares of our common stock.

        The underwriting agreement provides that the obligation of the underwriter to purchase the shares included in this offering is subject to approval of legal matters by counsel and to other conditions. The underwriter is obligated to purchase all of the shares of common stock offered hereby if any of the shares are purchased.

        The underwriter proposes to offer the shares of common stock at the public offering price set forth on the cover page of this prospectus supplement. If all of the shares are not sold by the underwriter at the initial offering price, the underwriter may change the public offering price and other selling terms. In connection with the sale of the shares of common stock offered hereby, the underwriter will be deemed to have received compensation in the form of underwriting commissions.

        We, certain of our executive officers and King have agreed not to sell or transfer any common stock for 30 days after the date of this prospectus supplement without first obtaining the written consent of Pacific Growth Equities, LLC. Specifically, we, certain of our executive officers and King have agreed not to directly or indirectly offer, sell, contract to sell, grant any option to purchase, or otherwise dispose of any shares of common stock or any securities convertible into, derivative of or exercisable or exchangeable for or any rights to purchase or acquire common stock, subject to certain exceptions set forth in the underwriting agreement.

        Notwithstanding the foregoing, if (1) during the last 17 days of the 30-day period after the date of the underwriting agreement, we issue an earnings release or publicly announce material news or if a material event relating to us occurs or (2) prior to the expiration of the 30-day period after the date of the underwriting agreement, we announce that we will release earnings during the 16-day period beginning on the last day of the 30-day period, the above restrictions will continue to apply to us, certain of our executive officers and King until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

        The following table shows the underwriting commissions that we will pay in connection with this offering.

	Per Share	Total
Public offering price	$2.00	$27,500,000
Underwriting commission	$0.11	$1,512,500
Proceeds to us, before expenses	$1.89	$25,987,500

        We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriter may be required to make because of any of those liabilities.

        We will pay Rodman & Renshaw, LLC an advisory fee of $275,000 in connection with this offering.

        We estimate that the total expenses of this offering, including legal, accounting, printing, AMEX, transfer agent, the fee to be paid to Rodman & Renshaw, LLC, and other miscellaneous fees and expenses, but not including the underwriting commissions, will be approximately $475,500 and will be payable by us.

        The underwriter has advised us that it may engage in activities that stabilize, maintain or otherwise affect the price of the shares, including:

•	stabilizing transactions,

•	short sales and

•	purchases to cover positions created by short sales.

        Stabilizing transactions consist of bids or purchases made, pursuant to Regulation M of the federal securities laws, for the purpose of preventing or retarding a decline in the market price of the shares while this offering is in progress. Stabilizing transactions may include making short sales of the shares, which involves the sale by the underwriter of a greater number of shares than it is required to purchase in this offering, and purchasing shares in the open market to cover positions created by short sales.

        Purchases to cover short positions and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. Neither we nor the underwriter makes any representation or prediction as to the effect that the transactions described may have on the price of the shares. The underwriter has advised us that stabilizing bids, short sales and open market purchases may be effected on the AMEX or otherwise and, if commenced, may be discontinued at any time.

        In connection with this offering, the underwriter may distribute copies of this prospectus supplement and the accompanying prospectus electronically.

        The underwriter:

•	has not offered or sold and, prior to the expiration of the period of six months from the closing date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

•	has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) to persons who are investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21(1) of the Financial Services and Markets Act 2000 does not apply to us; and

•	has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, for purposes of this section a “Relevant Member State”) an offer to the public of any shares of our common stock which are the subject of the offering contemplated by this prospectus supplement and the accompanying prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)	in any other circumstances falling within Article 3 (2) of the Prospectus Directive.

        For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe for the shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

LEGAL MATTERS

        The validity of the securities covered by this prospectus supplement has been passed upon for us by Mintz Levin Cohn Ferris Glovsky and Popeo, P.C., New York, New York. As of the date of this prospectus supplement, certain members of Mintz Levin Cohn Ferris Glovsky and Popeo, P.C. hold (i) currently exercisable options under our 1996 stock option plan to purchase an aggregate of 15,000 shares of common stock at prices ranging from $4.00 to $6.00 per share, expiring from January 21, 2008 to February 6, 2011, and (ii) shares of our common stock, which in the aggregate equal less than one percent (1%) of the total issued and outstanding shares of our common stock. Certain legal matters in connection with this offering will be passed upon for the underwriter by Latham & Watkins LLP, Menlo Park, California.

INCORPORATION OF INFORMATION BY REFERENCE

        The SEC allows us to “incorporate by reference” the information contained in documents that we file with them, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus supplement. Information in this prospectus supplement modifies or supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus supplement, and information that we file later with the SEC also will automatically update and supersede this information.

        We incorporate by reference the documents listed below and any documents that we file in the future with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement and before the completion of the offering (other than current reports furnished under Item 7.01 or Item 2.02 of Form 8-K):

1.	Our annual report on Form 10-K for the year ended June 30, 2006, filed on September 13, 2006;
2.	Our quarterly reports on Form 10-Q for the quarterly period ended September 30, 2006, filed on November 9, 2006, and for the quarterly period ended December 31, 2006, filed on February 8, 2007;
3.	Our current reports on Form 8-K filed on July 7, September 21 and October 11, 2006, and on February 2, 2007; and
4.	Our definitive proxy statement on Form 14A filed on October 30, 2006.

        To the extent that any statement in this prospectus supplement is inconsistent with any statement that is incorporated by reference and that was made on or before the date of this prospectus supplement, the statement in this prospectus supplement shall supersede such incorporated statement. The incorporated statement shall not be deemed, except as modified or superseded, to constitute a part of this prospectus supplement, the accompanying prospectus or the registration statement. Statements contained in this prospectus supplement as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement.

        We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to Stephen T. Wills, Executive Vice President – Operations and Chief Financial Officer, 4C Cedar Brook Drive, Cranbury, NJ 08512, (609) 495-2200.

        Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this document.